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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of January, 2006

                        Commission File Number: 000-21742

                               STOLT OFFSHORE S.A.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                          c/o Stolt Offshore M.S. Ltd.
                                  Dolphin House
                                  Windmill Road
                                Sunbury-on-Thames
                          Middlesex, TW16 7HT, England
                    ----------------------------------------
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]             Form 40-F [ ]

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                   No [X]

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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

In accordance with General Instruction B, item (iii), attached herewith are the following materials regarding the Extraordinary General Meeting for Stolt Offshore S.A., a Luxembourg company (the "Company"), to be held on February 24, 2006:

        1. Registrars Department's letter to shareholders, dated January 20, 2006, advising of voting at the Extraordinary General Meeting.

        2. Chief Executive Officer's letter to shareholders, dated January 20, 2006, advising of a proposed name change for the Company and thus a call for the Extraordinary General Meeting.

        3. Notice of Extraordinary General Meeting of Shareholders of the Company, advising of the Extraordinary General Meeting.

        4.      Blank form of Proxy Card.

        5. Note regarding receiving information about Company electronically.

The above materials were mailed on January 20, 2006 by DnB NOR Bank ASA to all shareholders of the Company of record with the Norwegian Central Securities Depository (Verdipapirsentralen--the "VPS")as of January 20, 2006.

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company's Registration Statements on Form S-8 (No. 33-85168, No. 333-9292, No. 333-74321, No. 333-124983 and No.
333-124997) and the Company's Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof. The attached materials shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements contained in the above materials furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the general economic conditions and competition in the markets and businesses in which the Company operates; the Company's relationship with significant customers; the outcome of legal proceedings or governmental inquiries; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

                                    SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  STOLT OFFSHORE S.A.


Date: January 23, 2006                            By:     /s/ Stuart Jackson
                                                         -----------------------
                                                  Name:  Stuart Jackson
                                                  Title: Chief Financial Officer

[LOGO OF DNBNOR]

To Shareholders of Stolt Offshore S.A.

Our ref.                                                  Date
Registrars Department/ij                                  Oslo, January 20, 2006

                               STOLT OFFSHORE S.A.
             VOTING EXTRAORDINARY GENERAL MEETING FEBRUARY 24, 2006

Your holding of Common Shares of Stolt Offshore S.A. is registered in The Norwegian Central Securities Depository (Verdipapirsentralen - the "VPS"). If you wish to vote your shares at the above Extraordinary General Meeting you may either attend in person at the said general meeting or you may execute the attached proxy card and return it to us.

You are encouraged to specify your choices by marking the appropriate boxes on the enclosed proxy form. When properly executed, the proxy will be voted in the manner directed therein.

Enclosed, please find a return envelope for your proxy. In order for your shares to be voted base on your executed proxy card, the card has to be received by DnB NOR Bank ASA, Registrars Department, Oslo, not later than February 21, 2006, 15:00 hours Central European Winter Time.

Please carefully read the attached letter from Stolt Offshore S.A. to its shareholders.



Yours sincerely,
for DnB NOR Bank ASA
Registrars Department

Irene Johansen

STOLT OFFSHORE S.A.                                [LOGO OF STOLT OFFSHORE S.A.]

           C/o Stolt Offshore M.S. Limited                 Tel: + 44 1932 773700
           Dolphin House                                   Fax: + 44 1932 773701
           Windmill Road                                   www.stoltoffshore.com
           Sunbury-on-Thames
           Middlesex, TW16 7HT
           England

                                                                January 20, 2006

Dear Shareholder,

CHANGE OF COMPANY NAME - CALL FOR EXTRAORDINARY GENERAL MEETING AT 10 AM ON FEBRUARY 24, 2006

Under its Articles of Incorporation (Article 36) and under a service mark agreement with Stolt-Nielsen S.A., the Company is obliged to change its name and logo upon Stolt-Nielsen Transportation Group Ltd. and or Stolt-Nielsen S.A. owning less than 33 1/3% of the common shares of the Company. Following the sale by Stolt-Nielsen S.A. of its ownership interest in the Company in January 2005, the Company has agreed a right to use the "Stolt" name and logo until August 31, 2006.

The above has led the Company to instigate a rebranding exercise which has resulted in a proposal for a new trade name of Acergy S.A. We believe Acergy S.A. is the right name to embody our vision and will help us to become the acknowledged leader in seabed-to-surface engineering and construction.

The Board of Directors consequently proposes to the shareholders that the Company adopts the new trade name as its registered name. To do so Article 1 of the Articles of Incorporation has to be amended. This will require that 2/3 of the votes of shareholders present at the shareholder meeting considering the matter have to vote in favour of the proposal. Please observe that ticking "Abstain" on the proxy card will not count as a vote in favour.

In addition, at least one half of the capital of the Company has to be represented at the general meeting to make such a decision. If that is not the case, a 2nd general meeting may be called to consider the matter. In such 2nd meeting, no minimum representation is required.

Please note that to maintain momentum around the rebranding and name change, which was announced both internally and externally on January 19, 2006, it is the Company's intention to have its subsidiaries start to operate under the new brand and name with effect from February 1, 2006. From this date also the Company's new website (www.acergy-group.com) will be launched. This practical approach has been deemed appropriate by our legal advisers and we have consulted our largest shareholders who have indicated their support to our proposal.

For the reasons given above, and the conditions of quorum and majority needed to carry the resolution, I would ask all shareholders to actively take a view on the matter and return the attached proxy cards as soon as possible and in any event so that they are received by February 21, 2006, 15:00 hours Central European Winter Time.

Your assistance and support in this matter is sincerely appreciated.

/s/ Tom Ehret
-----------------------
TOM EHRET
Chief Executive Officer

                         NOTICE OF EXTRAORDINARY GENERAL
                 MEETING OF SHAREHOLDERS OF STOLT OFFSHORE S.A.,
                   A SOCIETE ANONYME HOLDING RCS LUX B 43172,
                         HAVING ITS REGISTERED OFFICE AT
                       26, RUE LOUVIGNY, L-1946 LUXEMBOURG
                         ON FEBUARY 24, 2006 at 10 a.m.

An Extraordinary General Meeting of Shareholders of Stolt Offshore S.A. (the "Company") will be held at the offices of Services Generaux de Gestion S.A. 23, Avenue Monterey, L-2086 Luxembourg, on Friday, February 24, 2006 at (10 am) for the following purpose:

(1) To approve a change to the Company's Articles of Incorporation Article 1, 2nd paragraph, the whole of this Article 1 to read:

        It will be styled "Acergy S.A."

        The effective date of the change to the Company's name will be March 1, 2006.

        The Company's Board of Directors is authorised to fix an alternative effective date.

The Board of Directors consequently proposes to the shareholders that the Company adopt the new trade name as its registered name. To do so, Article 1 of the Company's Articles of Incorporation has to change. We draw your attention to the fact that in order to effect such a change, half of the Common Shares have to be present or represented at the shareholder meeting considering the matter and the resolution has to be adopted at a 2/3 majority of the Common Shares present or represented in favour of the proposal.

The Board of Directors of the Company has determined that Common Shareholders of record at the close of business on January 19, 2006 will be entitled to vote at the aforesaid meeting and at any adjournments thereof.


/s/ Mark Woolveridge
---------------------
MARK WOOLVERIDGE
Chairman of the Board

To assure your representation at the Extraordinary General Meeting, you are hereby requested to fill in, sign, date and return the Proxy Card delivered herewith in the return envelope provided for such purpose. The giving of such Proxy will not affect your right to revoke such Proxy or vote in person should you later decide to attend the meeting.

Name
Address
City
Country

                                      PROXY

                               STOLT OFFSHORE S.A.
             PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
                  THE COMPANY FOR EXTRAORDINARY GENERAL MEETING
                                FEBRUARY 24, 2006

The undersigned hereby authorize DnB NOR Bank ASA to constitute and appoint Mark Woolveridge, Tom Ehret, Stuart Jackson, Johan Rasmussen, Jean-Paul Reiland, Jean Hoss and Philippe Hoss, and each of them, his true and lawful agent and proxy, with full power of substitution in each, to represent the undersigned at the Extraordinary General Meeting of Stockholders of STOLT OFFSHORE S.A., to be held at the offices of Services Generaux de Gestion S.A., 23, Avenue Monterey, L-2086 Luxembourg on Friday February 24, 2006 at 10:00a.m., and at any adjournments thereof, on all matters coming before said meeting.

1.                                                               FOR        AGAINST      ABSTAIN
-----                                                          --------   -----------   ---------
        To approve a change to the Company's Article 1,2nd
        paragraph, the whole of this Article 1 to read: It
        will be styled " Acergy S.A."

        The effective date of the change to the Company's name will be March 1, 2006.

        The Company's Board of Directors is authorised to fix an alternative effective date.


Signature(s)                                            Date:
            ------------------------------------------        ------------------

      Note: Please sign exactly as name appears above. Joint owners should each sign. When signing as attorney, executor, administrator or guardian, please give full title as such.

RECEIVE INFORMATION ELECTRONICALLY

On the VPS Investorservices you have the opportunity to:

- Receive the Annual reports and Annual General Meeting callings electronically
-       Receive notification of change electronically
-       Attend issuances
-       See your holdings
-       Get security information
-       Get taxation help and more

To get access to Investorservices you must log on through your bank, broker or custodians home page. Functionality and access to services may differ between the different Account Operators. Some Account Operators have the service by the Online banking system. If you do not have the Online banking system, you must order a password via VPS logon page or by making contact with your Account Operator.

These Account Operators can provide you with the service Investortjenester:

http://www.vps.no/investor

- On the right and side of the page you will find those providing some or all of the above mentioned services.

If in the future you want to receive Annual General Meeting callings, Annual Reports and other information from the company electronically by e-mail, do as listed below:

        1. Log on to Investorservices through your banks home page (either by the your Online banking system or by a separate system).
        2. On the menu on the left side select Additional services/Tilleggstjenester.
        3. Click the marker on the word Order/Bestill behind the text Receive messages, callings and information electronically, Shares/Motta meldinger, innkallinger og informsjon elestronisk, aksje.
        4. When Stolt Offshore distribute information, you will receive an e-mail to your registered e-mail address that you have received information in your Mailbox/Postkasse at Investorservices. The Mailbox/Postkasse is listed in the menu on the left side of the screen.

Stolt Offshore S.A. hope that you will make use of these electronic services, since this will reduce the paper quantity as well as being more inexpensive and providing more timely information flow.